Exhibit 3.1

Registrar of Companies

Government Administration Building

133 Elgin Avenue

George Town
Grand Cayman

MOUNTAIN & CO. I ACQUISITION CORP (ROC# 374456) (the “Company”)

TAKE NOTICE that at an Extraordinary General Meeting of Shareholders of the Company dated November 8, 2024, the following resolutions were passed:

RESOLVED, as a special resolution, that the Amended and Restated Memorandum and Articles of Association of the Company currently in effect be amended as follows:

1.1	Article 49.8 of the Company’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.8:

“In the event that the Company does not consummate a Business Combination upon the date which is the later of (i) May 9, 2025 (or such earlier date as determined by the board of Directors) and (ii) such later date as may be approved by the Members in accordance with the Articles (in any case, such date being referred to as the “Termination Date”), the Company shall (a) cease all operations except for the purpose of winding up; (b) as promptly as reasonably possible but not more than ten business days thereafter, redeem the Public Shares, at a per-Share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account and not previously released to the Company (less taxes payable and up to US$100,000 of interest to pay dissolution expenses), divided by the number of the then- outstanding Public Shares, which redemption will completely extinguish public Members’ rights as Members (including the right to receive further liquidation distributions, if any); and (c) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining Members and the Directors, liquidate and dissolve, subject in each case to its obligations under Cayman Islands law to provide for claims of creditors and to requirements of other Applicable Law.”

1.2	Article 49.9(a) of the Company’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.9(a):

“to modify the substance or timing of the Company’s obligation to allow redemption in connection with a Business Combination or redeem 100 per cent of the Public Shares if the Company does not consummate a Business Combination by May 9, 2025 (or such earlier date as determined by the board of Directors), or such later date as the Members may approve in accordance with the Articles; or”

www.verify.gov.ky File#: 374456	Filed: 22-Nov-2024 16:33 EST Auth Code: J62420847462

1.3	Article 49.11(b) of the Company’s Amended and Restated Memorandum and Articles of Association be deleted in its entirety and replaced with the following new Article 49.11(b):

“vote as a class with Public Shares on a Business Combination or on any other proposal presented to Members prior to or in connection with the consummation of a Business Combination or to approve an amendment to the Memorandum or Articles to (i) extend the time the Company has to consummate a Business Combination beyond May 9, 2025 or (ii) amend the foregoing provisions of this Article.”

/s/ Ruth Grizzel
Ruth Grizzel
Corporate Administrator
For and on behalf of
Maples Corporate Services Limited
Dated this 22nd day of November 2024

www.verify.gov.ky File#: 374456	Filed: 22-Nov-2024 16:33 EST Auth Code: J62420847462